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                               April 1, 2024

       Stephanie Tang
       Partner, Hogan Lovells
       TDCX Inc.
       11/F, One Pacific Place
       88 Queensway
       Hong Kong

                                                        Re: TDCX Inc.
                                                            Schedule 13E-3
filed by TDCX Inc. et al.
                                                            Filed March 8, 2024
                                                            File No. 005-92939

       Dear Stephanie Tang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed by TDCX Inc. et al.

       Summary, page 3

   1.                                                   The information
required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a    Special
                                                        Factors    section at
the beginning of the proxy statement, immediately following the summary section. See
Rule 13e-3(e)(1)(ii). Item 1001 of Regulation M-A requires a summary term sheet to
briefly describe in bullet point format the most material terms of the proposed
transaction. Please revise this section and the Questions and Answers section to comply with Item
1001 of Regulation M-A and relocate other relevant information such it appears after
Special Factors    section.
   2. Your definition of Unaffiliated Security Holders appears to include within it affiliates: for example, your officers
and directors. Please revise.
 Stephanie Tang
FirstName
TDCX Inc.LastNameStephanie Tang
Comapany
April       NameTDCX Inc.
       1, 2024
April 21, 2024 Page 2
Page
FirstName LastName
3. To the extent the disclosure relating to Houlihan Lokey remains in the summary term sheet, please revise to disclose the opinion provided.
Special Factors -- Background of the Merger, page 31

4. We note your use of the word "etc." at the end of page 33 and elsewhere. Please revise to replace it with relevant disclosure.
Special Factors -- Reasons for the Merger, page 38

5. Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the Houlihan
         Lokey fairness opinion addressed fairness with respect to security holders of Shares,
         ADSs or Warrants other than certain specified holders, rather than all security holders unaffiliated with the company.
6. We note, on page 39, that Mr. Goh did not participate in or vote on any matters discussed during the Board meeting on March 1, 2024. With a view toward revised disclosure, please tell us (i) what interests Mr. Goh has with respect to the transaction, and (ii)
         whether Mr. Goh participated in other board meetings leading to the execution of the merger agreement.
Opinion of the Special Committee's Financial Advisor, page 47

7. Please revise to disclose the enterprise value and transaction value for each comparable company and transaction in the Selected Companies and Selected Transactions analyses, respectively.
Security Ownership of Certain Beneficial Owners, page 71

8. Please revise the asterisks included in the table on page 71 with the number of shares owned by each person. Additionally, disclose here or in an appropriate location in the statement information relating to the proceeds each director and each officer in the company will receive as a result of the merger.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Mergers & Acquisitions